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                            [HARBOR FUND LETTERHEAD]





                                               February 22, 2006


VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:      HARBOR FUND (THE "TRUST")
         FILE NOS. 33-5852 AND 811-4676

Ladies and Gentlemen:

         Attached hereto for electronic filing on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the "1933 Act"), and Rule 485(b) thereunder, (2) the Investment Company Act of 1940, as amended (the "1940 Act"),
(3) General Instruction D to Form N-1A and (4) Rule 101(a) of Regulation S-T is a copy of post-effective amendment no. 49 (amendment no. 51 under the 1940 Act) (the "Amendment") to the Registration Statement on Form N-1A of the Trust including the prospectus and statement of additional information ("SAI") of each series of the Trust, Part C and exhibits. The Amendment has been manually signed by the persons specified in Section 6(a) of the 1933 Act. Pursuant to Rule 302(b) under Regulation S-T, the Trust will retain the manually executed copy of the Amendment; the electronic copy of the Amendment contains conformed signatures. Pursuant to Rule 310 under Regulation S-T, tags have been inserted before and after paragraphs in the Amendment that contain revised disclosure.

         The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and is intended to become effective on March 1, 2006. The Amendment is being filed for the purpose of: (1) adding updated financial, performance and other information to the Trust's prospectus and SAI; and (2) responding to comments of the staff of the Securities and Exchange Commission (the "Commission") with respect to the prospectus and SAI, which were provided by Mr. Briccio Barrientos of the Division of Investment Management of the Commission. The staff's comments together with the Trust's responses were set forth in correspondence filed on February 13, 2006 and February 17, 2006.

                     **    *    *    *    *    *    **

         In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Fund does not involve a master/feeder arrangement, (ii) the Fund is not a money market fund, (iii) shares of the Fund may be marketed through banks and/or savings and loan associations and (iv) none of the Fund's operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Fund may invest.

         As requested by the staff, Harbor Fund acknowledges the following in connection with this response letter:

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Securities and Exchange Commission
February 22, 2006
Page 2 of 2

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         1.       Harbor Fund is responsible for the adequacy and accuracy of the disclosure in this filing.

         2. Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

         3. Harbor Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or comments, please contact the undersigned at (419) 249-2920.

                                                Sincerely,

                                                /s/ Charles F. McCain

                                                Charles F. McCain
                                                Chief Compliance Officer

Cc:      Christopher P. Harvey, Esq.
         Wilmer Cutler Pickering Hale and Dorr LLP

         David G. Van Hooser
         Karen B. Wasil
         Jodie L. Crotteau
         Harbor Fund